SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 11-K

(Mark One)

☑	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2019

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from                      to                     .

Commission file number: 1-15983

A.	Full title of the plan and address of the plan, if different from that of the issuer named below:

Meritor, Inc. Savings Plan

B.	Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

Meritor, Inc.
2135 West Maple Road
Troy, Michigan 48084

MERITOR, INC. SAVINGS PLAN

TABLE OF CONTENTS

Page

REPORTS OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRMS	1-2

FINANCIAL STATEMENTS:

Statements of Net Assets Available for Benefits as of December 31, 2019 and 2018	3

Statement of Changes in Net Assets Available for Benefits for the Year Ended December 31, 2019	4

Notes to Financial Statements	5-10

SUPPLEMENTAL SCHEDULE AS OF DECEMBER 31, 2019:

Form 5500, Schedule H, Part IV, Line 4i – Schedule of Assets (Held at End of Year) as of December 31, 2019	11

Index to Exhibits	12

SIGNATURES	13

EXHIBITS
Consent of Independent Registered Public Accounting Firm - Deloitte & Touche LLC
Consent of Independent Registered Public Accounting Firm - Plante & Moran, PLLC

Report of Independent Registered Public Accounting Firm
To the Plan Participants and Plan Administrator of Meritor, Inc. Savings Plan

Opinion on the Financial Statements
We have audited the accompanying statement of net assets available for benefits of the Meritor, Inc. Savings Plan (the "Plan") as of December 31, 2019, the related statement of changes in net assets available for benefits for the year ended December 31, 2019, and the related notes (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2019, and the changes in net assets available for benefits for the year ended December 31, 2019, in conformity with accounting principles generally accepted in the United States of America.
Basis for Opinion
These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on the Plan’s financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Plans in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.
We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.
Report on Supplemental Schedule
The supplemental schedule of assets (held at end of year) as of December 31, 2019 has been subjected to audit procedures performed in conjunction with the audit of the Plan’s financial statements. The supplemental schedule is the responsibility of the Plan’s management. Our audit procedures included determining whether the supplemental schedule reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental schedule. In forming our opinion on the supplemental schedule, we evaluated whether the supplemental schedule, including its form and content, is presented in compliance with the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. In our opinion, such schedule is fairly stated, in all material respects, in relation to the financial statements as a whole.

/s/ Deloitte & Touche LLP
Detroit, Michigan
June 15, 2020

We have served as the auditor of the Plan since 2020.

Report of Independent Registered Public Accounting Firm

To the Plan Administrator and Plan Participants
Meritor, Inc. Savings Plan

Opinion on the Financial Statements

We have audited the accompanying statement of net assets available for benefits of the Meritor, Inc. Savings Plan (the Plan) as of December 31, 2018, and the related notes (collectively referred to as the financial statement). In our opinion, the financial statement presents fairly, in all material respects, the net assets of the Plan as of December 31, 2018, in conformity with accounting principles generally accepted in the United States of America.

Basis of Opinion
The Plan’s management is responsible for this financial statement. Our responsibility is to express an opinion on the Plan’s financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Plan in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud. The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audit we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion.

Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statement. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statement. We believe that our audit provides a reasonable basis for our opinion.

/s/ Plante & Moran, PLLC

We served as the Plan's auditor from 2007 to 2019.

Auburn Hills, Michigan

June 12, 2019

MERITOR, INC. SAVINGS PLAN

STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS
AS OF DECEMBER 31, 2019 AND 2018

	2019	2018

ASSETS
Participant-Directed Investments
Mutual funds	$486,199,719	$380,856,399
Common collective fund	77,460,520	75,144,490
Common stock	44,020,577	41,999,539
Total investments at fair value	607,680,816	498,000,428
Cash	31,190	—
Contributions receivable	863,383	1,062,630
Participant notes receivable	8,166,370	7,291,847
NET ASSETS AVAILABLE FOR BENEFITS	$616,741,759	$506,354,905

See accompanying notes to financial statements.

MERITOR, INC. SAVINGS PLAN

STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
FOR THE YEAR ENDED DECEMBER 31, 2019

CONTRIBUTIONS
Participant contributions	$22,640,699
Employer contributions, net of forfeitures	19,398,430
Total contributions, net of forfeitures	42,039,129
INVESTMENT INCOME (LOSS)
Dividends	29,819,528
Net appreciation in fair value of investments	90,210,170
Net investment gain	120,029,698
Interest from participant notes receivable	448,240
Total additions - net	162,517,067
DEDUCTIONS
Benefits paid to participants	(51,880,413)
Administrative expenses	(249,800)
Total deductions	(52,130,213)
INCREASE IN NET ASSETS	110,386,854
NET ASSETS AVAILABLE FOR BENEFITS
Beginning of year	506,354,905
End of year	$616,741,759

See accompanying notes to financial statements.

MERITOR, INC. SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS
AS OF DECEMBER 31, 2019 AND 2018, AND FOR THE YEAR ENDED DECEMBER 31, 2019

1.	DESCRIPTION OF THE PLAN
The following description of the amended and restated Meritor, Inc. Savings Plan (the “Plan”) is provided for general information purposes only. Participants should refer to the Plan document for more complete information.
General – The Plan is a defined contribution savings plan covering eligible salaried and certain non-union hourly employees of Meritor, Inc. and other affiliated companies (the “Company” or "Meritor"). Eligible employees may participate in the Plan immediately on the date they become employees. The Plan is administered by the Company’s Employee Benefit Plan Committee and the Plan Administrator. The trustee for the Plan assets is T. Rowe Price Trust Company. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (“ERISA”).
Employee Contributions – Eligible employees may contribute up to 50% of their compensation by electing to defer receipt of compensation (pre-tax contribution) subject to the limits prescribed under the Internal Revenue Code ("IRC"). Participants can elect to have their contributions invested in 5% increments in various investment funds. The Plan also permits Roth contributions up to 50% of an eligible employee’s compensation subject to the limits prescribed under the IRC. Total employee contributions are limited to 50% of an eligible employee’s compensation subject to the limits prescribed under the IRC.
Eligible newly hired employees are automatically enrolled into the Plan 30 days after their hire date. Employees are enrolled with a default contribution rate of 3% of compensation and may contact T. Rowe Price, the Plan Recordkeeper, to opt out or change the election.
Eligible employees who are making contributions that are less than 6% of their compensation are enrolled in automatic escalation.  Each December 1, to the extent at least 30 days have elapsed since the participant’s eligibility date or since an adjustment was made to their contribution percentage, the participant’s deferral percentage is automatically increased by 1% of compensation for each adjustment period until the deferral percentage is 6%.  The participant may contact T. Rowe Price, the Plan Recordkeeper, to opt out of automatic escalation or can affirmatively elect to continue automatic escalation after reaching the 6% limit, elect the automatic increases at a different amount and/or choose a different adjustment date.
The Plan allows participants who are at least age 50 by the end of the plan year to make additional pre-tax and/or Roth contributions up to the limits prescribed under the IRC.
Participants may also make contributions to the Plan in the form of a rollover of funds from another qualified plan. These rollover amounts are recorded in the Participant contributions line item of the accompanying Statement of Changes in Net Assets Available for Benefits.
Employer Matching Contributions – Participants are immediately eligible for matching contributions. The Company matches 100% of the participant’s contribution up to the first 3% of eligible compensation deferred and 50% of the participant’s contribution on the next 3% of eligible compensation deferred. Company matching contributions are invested according to the investment mix participants have elected for their own contributions.
The Company suspended company matching contributions to the Plan on May 1, 2020.
Employer Pension Contributions – Pension contributions are fully funded by the Company and are made to certain eligible salaried and non-union hourly employees of Meritor regardless of whether they choose to contribute to the Plan (“Pension Contributions”). Pension Contributions range between 2% and 4% of participants’ compensation, depending on the participant's age. Pension Contributions are invested according to the investment mix participants have elected for their own contributions.

MERITOR, INC. SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS
AS OF DECEMBER 31, 2019 AND 2018, AND FOR THE YEAR ENDED DECEMBER 31, 2019

The Company suspended company pension contributions to the Plan on May 1, 2020.
Participant Accounts – Individual accounts are maintained for each Plan participant. Each participant’s account is credited with the participant’s contributions, the Company’s matching contributions, Pension Contributions, and an allocation of Plan earnings, and is charged with withdrawals and an allocation of Plan losses and administrative expenses.
Allocations are based on participants’ account balances, as defined. The benefit to which a participant is entitled is the benefit that can be provided from the participant’s vested account.
Investments – Participants direct the investment of contributions into various investment options offered by the Plan. The Plan currently offers 26 mutual funds, a common collective trust fund and the Company’s common stock as investment options for participants.
Vesting – Amounts attributable to participant and rollover contributions and employer matching contributions are fully vested at all times. Pension Contributions vest in annual 20% increments beginning with the completion of the participant's second year of service. Participants become fully vested after they reach six years of service. Forfeited Pension Contributions are netted against future employer contributions. For the years ended December 31, 2019 and 2018, forfeitures totaled $667,895 and $1,684,772, respectively.
Plan Withdrawals – Vested amounts contributed may be withdrawn by, or distributed to, a participant only upon (1) termination of employment or (2) attaining the age of 59½. Pre-tax withdrawals prior to attaining age 59½ are not permitted except in the event of retirement, disability or as a hardship distribution. Certain income tax penalties may apply to withdrawals or distributions prior to age 59½. Upon termination of service due to death, disability, retirement or other reasons, a participant would generally receive an amount equal to the value of the participant’s vested interest in their account as a lump-sum distribution or in-kind distribution of Company stock. The Plan was amended in a prior year to allow the vested interest in eligible terminated participants' accounts valued at more than $5,000, to be distributed to participants in a single-sum payment, or in monthly, quarterly, semi-annual or annual installments. If the value of the vested interest in eligible terminated participants' accounts is valued below $5,000, the participant is given the election of either taking a cash distribution or having the payment rolled over directly to an IRA or other eligible plan.
Participants may request that all or a portion of their account be distributed in the case of severe financial hardship, as defined in the plan document. T. Rowe Price Retirement Plan Services, Inc., the recordkeeper of the Plan, must approve any such hardship withdrawals.
Participant Notes Receivable – Participants may borrow from their accounts an amount not less than $1,000 and not greater than the lesser of (i) $50,000 less the amount of notes receivable outstanding during the preceding 12-month period or (ii) one-half of the participant’s vested account balance. The notes receivable are secured by the balances in the respective participants' accounts. Participant notes receivable are written off when deemed uncollectible.
Interest is charged at 1% over the prime rate in place at the note receivable origination date, which is defined as the base rate on corporate loans posted by at least 75% of the 30 largest U.S. banks. At year end, interest rates charged on outstanding balances ranged from 4.25% to 6.75%. The notes receivable are repaid through payroll deductions over periods not to exceed 60 months unless they are for the purchase of a primary residence. Payments of principal and interest are reinvested under the participant’s current investment election for new contributions. Participants may have only one outstanding note receivable.
Plan Termination – Although the Company has not expressed any intent to terminate the Plan, it reserves the right to do so at any time. In the event of termination of the Plan, participants with Pension Contribution balances would become fully vested.

MERITOR, INC. SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS
AS OF DECEMBER 31, 2019 AND 2018, AND FOR THE YEAR ENDED DECEMBER 31, 2019

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES
Basis of Accounting – The financial statements are prepared in accordance with accounting principles generally accepted in the United States of America.
Investment Valuation – The Plan's investments are stated at fair value. Mutual funds and common stock are reported at fair value based on quoted market prices. The common collective fund is valued at net asset value per share (or its equivalent) of the fund, which is based on the fair value of the fund's underlying net assets. The methods described above may produce a fair value calculation that may not be indicative of net realizable value or reflective of future fair values. Furthermore, while the Plan's management believes its valuation methods are appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in a different fair value measurement at the reporting date. See Note 3 for Fair Value Measurements disclosure.
Participant Notes Receivable – Participant notes receivable are recorded at their unpaid principal balances plus any accrued interest. Participant notes receivable are written off when deemed uncollectible.
Security Transactions and Investment Income – Purchases and sales of securities are reported on a trade-date basis. Dividends are recorded on the ex-dividend date and interest income is recorded on the accrual basis.
Administrative Expenses – Administrative expenses for services required in accordance with Plan provisions are paid by the Plan. All expenses not required by the Plan are paid by the Company. The amounts reported in the financial statements represent administrative expenses paid by the Plan. The Company did not pay any expenses on behalf of the Plan during the year ended December 31, 2019.
Benefit Payments – Benefit payments to participants are recorded upon distribution.
Use of Estimates – The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and changes therein, and disclosure of contingent assets and liabilities. Actual results could differ from those estimates.
Risks and Uncertainties – The Plan utilizes various investment instruments which are exposed to various risks related to, among other things, interest rate, foreign currency, credit, and overall market volatility. Due to the level of risk associated with certain investment securities, it is reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect the amounts reported in the financial statements.
Recent Accounting Pronouncements – In July 2018, the Financial Accounting Standards Board ("FASB") issued Accounting Standards Update ("ASU") 2018-09, Codification Improvements. ASU 2018-09 removes the stable value common collective trust fund from the illustrative example in the codification to avoid the interpretation that such an investment would never have a readily determinable fair value and, therefore, would always use the net asset value per share practical expedient. Rather, a plan should evaluate whether a readily determinable fair value exists to determine whether those investments may qualify for the practical expedient to measure at net asset value in accordance with Topic 820. ASU 2018-09 is effective for annual and interim periods beginning after December 15, 2018. The guidance requires entities to apply the requirements using a modified retrospective approach in the year of adoption. The Plan adopted ASU 2018-09 on January 1, 2019 and adoption did not have a material impact on the Plan financial statements.

MERITOR, INC. SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS
AS OF DECEMBER 31, 2019 AND 2018, AND FOR THE YEAR ENDED DECEMBER 31, 2019

In August 2018, the FASB issued ASU 2018-13, Fair Value Measurement (Topic 820): Disclosure Framework-Changes to the Disclosure Requirements for Fair Value Measurement. The amendments in this ASU add, modify, and eliminate certain disclosure requirements on fair value measurements in Topic 820. The amendments in this update are effective for all entities for fiscal years beginning after December 15, 2019, including interim periods within those fiscal years. Certain amendments should be applied prospectively for only the most recent interim or annual period presented in the initial fiscal year of adoption. Others should be applied retrospectively. An entity is permitted to early adopt any removed or modified disclosures upon issuance of this ASU and delay adoption of the additional disclosures until their effective date. The Plan is currently evaluating the potential impact of this new guidance on its financial statements.

3.	FAIR VALUE MEASUREMENTS
Accounting standards require certain assets be reported at fair value in the financial statements and provide a framework for establishing that fair value. The guidance provides a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level 1) and the lowest priority to unobservable inputs (Level 3).
The following tables present information about the Plan's assets measured at fair value on a recurring basis at December 31, 2019 and 2018 and the valuation techniques used by the Plan to determine those fair values.

◦	Fair values determined by Level 1 inputs use quoted prices in active markets for identical assets or liabilities that the Plan has the ability to access.

◦
Fair values determined by Level 2 inputs use other inputs that are observable, either directly or indirectly. These Level 2 inputs include quoted prices for similar assets and liabilities in active markets, and other inputs such as interest rates and yield curves that are observable at commonly quoted intervals.

◦	Level 3 inputs are unobservable inputs, including inputs that are available in situations where there is little, if any, market activity for the related asset or liability.
In instances where inputs used to measure fair value fall into different levels in the above fair value hierarchy, fair value measurements in their entirety are categorized based on the lowest level input that is significant to the valuation. The Plan's assessment of the significance of particular inputs to these fair value measurements requires judgment and considers factors specific to each asset or liability.
Investments measured at fair value on a recurring basis at December 31, 2019 are as follows:

	Balance	Level 1
Mutual Funds	$486,199,719	$486,199,719
Common stock - Meritor, Inc.	44,020,577	44,020,577
Total	530,220,296	$530,220,296
Investments measured at net asset value:
Common collective fund (1)	77,460,520
Total investments at fair value	$607,680,816
Investments measured at fair value on a recurring basis at December 31, 2018 are as follows:

MERITOR, INC. SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS
AS OF DECEMBER 31, 2019 AND 2018, AND FOR THE YEAR ENDED DECEMBER 31, 2019

	Balance	Level 1
Mutual Funds	$380,856,399	$380,856,399
Common stock - Meritor, Inc.	41,999,539	41,999,539
Total	422,855,938	$422,855,938
Investments measured at net asset value:
Common collective fund (1)	75,144,490
Total investments at fair value	$498,000,428
(1) This class represents investments in the T. Rowe Price Stable Value Common Trust Fund (“Stable Value Fund”) that invests primarily in guaranteed investment contracts, separate account contracts, fixed income securities, wrapper contracts, and short-term investments. Stable Value Fund units may be redeemed on a daily basis to meet benefit payments and other participant-initiated withdrawals permitted by the Plan. Under the terms of the Stable Value Fund’s agreement, the Plan is required to provide advance written notice to T. Rowe Price Trust Company prior to full redemption of the Stable Value Fund. There were no unfunded commitments with this class.

The Plan’s policy is to recognize transfers between levels of the fair value hierarchy as of the actual date of the event of change in circumstances that caused the transfer. There were no significant transfers between levels of the fair value hierarchy during 2019 and 2018.

4.	TAX STATUS
The Internal Revenue Service (IRS) originally determined and informed the Company by a letter dated October 4, 2010, that the Plan was designed in accordance with applicable sections of the IRC. Effective January 31, 2014, the Plan was amended and restated using a volume submitter plan document. A volume submitter plan does not require an application for a determination letter from the IRS. The volume submitter plan has received a favorable notification letter from the IRS dated August 2, 2017. The Plan has not individually sought its own determination letter since the January 31, 2014 amendment and restatement date. The plan administrator believes the Plan is no longer subject to tax examinations for years prior to 2016.

5.	EXEMPT PARTY-IN-INTEREST TRANSACTIONS
Certain Plan investments are shares of mutual funds managed by T. Rowe Price Trust Company. T. Rowe Price Trust Company is the trustee as defined by the Plan and, therefore, these transactions qualify as exempt party-in-interest transactions.
At December 31, 2019 and 2018, the Plan held 1,680,816 and 2,483,710 shares, respectively, of common stock of Meritor with a fair value of $44,020,577 and $41,999,539, respectively. During the year ended December 31, 2019, the Plan recorded no dividend income from common stock of Meritor.

6.	RECONCILIATION TO FORM 5500
The net assets on the financial statements differ from the net assets on the Form 5500 due to an adjustment to fair value for the common collective trust fund being recorded on the Form 5500. The net assets on the financial statements were lower than those on the Form 5500 by $911,914 at December 31, 2019 and higher than those on the Form 5500 by $1,555,925 at December 31, 2018. Additionally, the increase in net assets on the Form 5500 for the year ended December 31, 2019 is higher than that on the financial statements by $2,466,088.

MERITOR, INC. SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS
AS OF DECEMBER 31, 2019 AND 2018, AND FOR THE YEAR ENDED DECEMBER 31, 2019

7.	SUBSEQUENT EVENTS
On March 25, 2020, the Company announced that company matching and pension contributions to the Plan were suspended effective May 1, 2020.
In March 2020, the COVID-19 outbreak was declared a pandemic by the World Health Organization. The COVID-19 pandemic has also led to extreme volatility in financial markets and has affected, and may continue to affect, the market price of Plan assets. While the potential economic impact brought by, and the duration of, COVID-19 may be difficult to assess or predict, a widespread pandemic could result in significant disruption of global financial markets. The extent to which COVID-19 impacts the financial markets will depend on future developments that are highly uncertain and cannot be predicted.

On March 27, 2020, the Coronavirus Aid, Relief and Economic Security (“CARES”) Act was enacted and signed into law. The CARES Act allowed qualifying COVID-19 pandemic impacted participants to defer loan payments by twelve months. The CARES Act also provided qualifying COVID-19 pandemic impacted participants with the option to take a coronavirus related distribution (“CRD”) from retirement savings that previously would have been inaccessible or subject to early withdrawal penalties. The CARES Act eliminated the need to take a required minimum distribution in calendar year 2020.

MERITOR, INC. SAVINGS PLAN                               Schedule 1

FORM 5500, SCHEDULE H, PART IV, LINE 4i - SCHEDULE OF ASSETS (HELD AT END OF YEAR)
AS OF DECEMBER 31, 2019                        EIN 38-3354643, Plan No. 333

	Identity of Issuer, Borrower, Lessor, or Similar Party	Description of Investment Including Maturity Date, Rate of Interest, Collateral, Par or Maturity Value	Cost	Current Value

		Mutual funds
	Blackrock	Equity Dividend Fund Institutional Shares	**	$16,923,743
	Dodge & Cox	International Stock	**	3,892,564
	Vanguard	Institutional Index Fund	**	48,094,770
	AM Century	Small Cap Growth	**	11,506,234
	Wells Fargo	SPE Medium Cap Val	**	193,733
	Vanguard	Total Bond Index	**	1,037,830
	Vanguard	TTL International Stock Index Inst	**	12,795,916
	Vanguard	Extended Market Index	**	4,329
	Metropolitan West	Total Return Bond Fund	**	23,662,739
*	T. Rowe Price	U.S. Treasury Money Fund	**	421,924
*	T. Rowe Price	Mid-Cap Growth Fund	**	66,110,710
*	T. Rowe Price	Growth and Income Fund	**	50,995,688
*	T. Rowe Price	Growth Stock Fund	**	33,945,944
*	T. Rowe Price	Retirement 2005 Fund	**	337,343
*	T. Rowe Price	Retirement 2010 Fund	**	3,000,017
*	T. Rowe Price	Retirement 2015 Fund	**	3,751,851
*	T. Rowe Price	Retirement 2020 Fund	**	25,594,560
*	T. Rowe Price	Retirement 2025 Fund	**	30,288,422
*	T. Rowe Price	Retirement 2030 Fund	**	50,474,113
*	T. Rowe Price	Retirement 2035 Fund	**	24,245,364
*	T. Rowe Price	Retirement 2040 Fund	**	33,471,787
*	T. Rowe Price	Retirement 2045 Fund	**	17,122,066
*	T. Rowe Price	Retirement 2050 Fund	**	12,468,243
*	T. Rowe Price	Retirement 2055 Fund	**	11,215,738
*	T. Rowe Price	Retirement 2060 Fund	**	3,522,462
*	T. Rowe Price	Retirement Income Fund	**	1,121,629

		Common collective fund
*	T. Rowe Price	Stable Value Common Trust Fund	**	77,460,519

*	Meritor	Meritor, Inc. common stock	**	44,020,577

*	Participant notes receivable	Participant notes receivable bearing interest at rates ranging from 4.25%-6.75%	-	8,166,370
		Total		$615,847,185
* Party-in-interest
** Cost information not required

INDEX TO EXHIBITS

Exhibit No.	Description
23.1.a	Consent of Independent Registered Public Accounting Firm - Deloitte & Touche LLP
23.1.b	Consent of Independent Registered Public Accounting Firm - Plante & Moran, PLLC

SIGNATURES

The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the Plan Administrator has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

MERITOR, INC. SAVINGS PLAN

By:	/s/ Timothy Heffron

Timothy Heffron, Senior Vice President, Human Resources and Chief Information Officer, Employee Benefit Plan Committee Member

June 15, 2020